Mail Stop 3561

July 22, 2008

Helen C. Cary, Chief Executive Officer
Midnight Candle Company
79013 Bayside Court
Indio, California 92203

> Re: **Revised Preliminary Information Statement on Schedule 14C**
> **Filed June 30, 2008**
> **Amendment No. 1 to Quarterly Report on Form 10-QSB for the**
> **Period Ended March 31, 2008**
> **Filed June 30, 2008**
> **File No. 0-51842**

Dear Ms. Cary:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Revised Preliminary Information Statement on Schedule 14C

1. We note your response to comment 2 in our letter dated June 23, 2008. In that response, you state that your board and a majority of your shareholders have rescinded their prior approval of the elimination and preclusion of the applicability of certain Nevada statutes to you. Please tell us why you have not disclosed in your information statement that your board and a majority of your shareholders have, in fact, rescinded their prior approval to eliminate and preclude the applicability of these statutes to you.

Amendment No. 1 to Form 10-QSB for the Period Ended March 31, 2008

2. We note your response to comment 5 in our letter dated June 23, 2008. In that response, you state that you will file your next quarterly report on Form 10-Q

instead of on Form 10-QSB. However, we note that you subsequently filed an amendment to your quarterly report for the period ended March 31, 2008 on Form 10-QSB instead of Form 10-Q. Therefore, please confirm for us that you will file your next quarterly report on Form 10-Q regardless of whether that report is an initial or amended filing.

Controls and Procedures, page 15

3. We note your response to comment 7 in our letter dated June 23, 2008. In that response, you state that your auditors requested that your chief executive officer and chief financial officer state that your disclosure controls and procedures were not effective as of March 31, 2008. However, you state that your chief executive officer and chief financial officer "believe" that your disclosure controls and procedures were effective as of March 31, 2008. You must disclose the conclusions of your principal executive and financial officers, based on their evaluations of your disclosure controls and procedures, as to whether those disclosure controls and procedures are effective as of the end of the period covered by the periodic report. See Item 307 of Regulation S-K and Release No. 33-8238. Therefore, please tell us whether your chief executive and financial officers concluded that your disclosure controls and procedures were effective as of March 31, 2008. If so, please state and revise the disclosure in your quarterly report for the period ended March 31, 2008. If they determined your disclosure controls and procedures were not effective as of that date, please tell us the reasons for this conclusion and the steps taken to remedy the deficiencies.

4. In this regard, please remove the third and fourth paragraphs of your response to comment 7 in our letter dated June 23, 2008.

5. We note your response to comment 9 in our letter dated June 23, 2008. In that response, you state that you do "not believe" that there has been any change in your internal control over financial reporting that has occurred "in the past two fiscal quarters" that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your response to state, without qualification, whether there has been any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Part II – Other Information, page 16

6. We note your response to comment 10 in our letter dated June 23, 2008. In that response, you state that you filed your Articles of Incorporation and Bylaws as exhibits to your amended quarterly report on Form 10-QSB for the period ended March 31, 2008. However, it does not appear that you filed these exhibits with

your amended filing. In this regard, your amended Form 10-QSB for the period ended March 31, 2008 still incorporates the exhibits by reference to your Form SB-2 filed on September 21, 2005. Please file these documents or tell us where you have done so already.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, John Fieldsend, Staff Attorney, at (202) 551-3343, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director